Filed by Vast Solar Pty Ltd

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

Set forth below is a transcript of the presentation given by Vast Solar Pty Ltd’s (“Vast”) CEO Craig Wood & Nabors Energy Transition Corp.'s Vice President-Energy Transition Guillermo Sierra on or around August 9, 2023.

Nicholas Clayton

Hello and welcome to another SPACInsider Podcast, where we bring in independent eye in interviewing the targets of SPAC transactions and their SPAC partners. Renewable energy sources have long been pressed on the fact that most can only supply power for certain portions of the day. But what if you could combine multiple renewable technologies into a refinery that had round the clock output? I'm Nicholas Clayton and this week my colleague Marlena Haddad and I speak with Craig Wood, CEO of Vast, and Guillermo Sierra, VP of Strategic Initiatives at Nabors Energy Transition Corp.

The pair announced a $250 million business combination in February. Craig explains how Vast is fine tuning its concentrated solar power platform to work in conjunction with traditional solar batteries and hydrogen to put forward a new kind of renewable project. Guillermo also tells us how Nabors energy is leveraging its existing network to develop strategic benefits to Vast through this back deal and beyond. Take a listen.

For those who have listened through the entirety of our podcast series may be familiar with concentrated solar power from our conversations with earlier SPAC targets, but for the uninitiated, Craig, how is CSP different from what we might consider a traditional photovoltaic plant?

Craig Wood

Yeah. So, Nick, the technology is really quite different. Traditional photovoltaics use essentially semiconductors to turn photons from the sun directly into electricity. Concentrating solar is different. We use mirrors and we use them to gather and concentrate the sun's energy and then we capture that energy as heat. And the heat is important because unlike chemical energy, or chemical storage means in batteries that you might hook up to a traditional photovoltaic system, our system actually stores energy as heat and heat is a very effective energy storage.

We're able to use the heat to generate electricity via steam turbine so we can put out long duration storage, renewable energy that's quite cost effective. But also, we can use tape directly in industrial processes or we can combine heat and power to deliver very cheap energy into Greenfields production processes. So, it's different in its nature and that means it can also be used in different applications.

Nicholas Clayton

Yeah. Interesting. And Guillermo, what makes CSP a particularly interesting technology to invest in, in a moment like this?

Guillermo Sierra

So, listen, Nick, part of what makes concentrated solar attracted to us is it gets to what we feel humanity is shortest of. On the one hand, we need dispatchable and baseload seeking sources of energy. We need that energy to be (inaudible). We need those energy sources to be off-scale, scalable and of utility scale, which are really two different things. And we're, frankly, not only seeking the storage to get rid of the intermittency, but to some extent is the heat that we see as a critical input into all sorts of fields that start with hydrogen, right?

So, whether it be for the production of hydrogen, heat is particularly efficient in its generation, as a source. But also, as you continue building a hydrocarbon asset or hydrogen, whether it be methanol all the way to SAF and other synthetic fuels, we think, frankly, heat and power and dispatchable power are going to be the key. To us, it follows the full strategy that we've had into investing into sources of that type of energy source, energy input, whether it be geothermal or CSP, complementary, fundamentally tied in what we think humanity needs, and also today's world.

Marlena Haddad

And could you run through the active projects that you have at the moment? And just how close each is to commercialization?

Craig Wood

Sure, Marlena. So, there's three active projects that are co-located on a single site in a place called Port Augusta, which is in South Australia. The first and most boring of those is a 140-megawatt lithium-ion battery, boring only because we're doing it essentially as just a commercial exercise to develop that project. And we expect that there will be a selling share of that project, rather than continuing to own it over time. The most important project for us is what we call VS1, Vast Solar 1, which is a 30-megawatt steam turbine with eight hours of thermal storage. That project is expected to reach FID in the fourth quarter of this year, and then it's a two-year build, with the duration really set by the time it takes to purchase, manufacture, ship, install, and then commission the steam turbine.

So, we're looking at first energy, like 2025, but really commercial operations in 2026. The third project, what we call SM1, solar methanol, one is trailing along about six months behind VS1, and the reason for that is really quite simple. SM1 uses a combination of the two some of the dispatchable electricity but importantly, some of the heat that is produced by VS1. That's why they're co-located because heat doesn't travel very well. And so, it doesn't make any sense for us to have SM1 ready before VS1, the primary energy source is ready and available to provide that energy. So really, we're looking at FID for SM1 in the middle of next year, so middle of 2024 and then we'd be looking at first methanol coming out of that project in 2026.

Marlena Haddad

And you consider your designs to be CSP 3.0. Would you be able to walk us through the evolution of CSP designs, and what advantages yours has over the previous generations?

Craig Wood

Yep, sure. So CSP 1.0 is what people in the industry call parabolic trough technology. So, this was a technology that was originally developed and built at utility scale in the U.S. And indeed, those plants have been running for decades. Some of them are actually in the process of being decommissioned at the moment, given they've reached end of life. That system uses parabolic mirrors that are shaped like troughs, hence, the name. And they follow the sun from East to West, and they capture the energy actually in a line focusing system.

They're very bankable and reliable, there's about six and a half gigawatts built globally. But what has held the deployment back is that there is a fundamental temperature limitation of about 400 Celsius, because the fluid that they use to collect the energy is a mineral oil, and it's got that temperature limit. Ultimately, by the time you've taken the heat at that temperature, put it through storage and used it to create steam to spin a turbine, you end up with relatively inefficient power cycles. And so fundamentally, the energy is expensive.

What people tried to do about a decade ago with CSP version two, was moved to what are call the central tower design. Assuming most of your listeners are in the U.S., if you're flying over a bunch of states in the West, you can see those plants very clearly outside of Nevada, and in California. Those plants did away with the thermal oil, and they basically tried to use the salt that is the storage means to also collect the energy directly from the sun. So, simplifying the system by having three working fluids rather than two. Very seductive logic, the only issues have been the designs have been shown to not be particularly reliable. And that ultimately is due to a mismatch between the degree to which clouds can change the amount of solar energy very quickly. And the clouds come and go with the wind, but the salt systems themselves are very slow moving in order to get the necessary heat transfer.

So, in simple terms, you've ended up with big temperature spikes that have hit the downstream equipment and that's created problems and they've been very difficult to actually manage properly. What we've done with CSP 3.0 is combine the best of both worlds. We've stuck with a three fluid system, so similar to a trough plant. We kept the modularity of the trough plants. And between those two things, the fluid choice and the modularity, you end up with a high level of controllability. And ultimately, that turns into reliability. However, we've also recognized the need to move to a tower system. And so, what we've done is created a modular tower system where we have modules that are quite focusing on to the tower, and then we link the receiver at the top of those towers. We link those together by using a liquid sodium metal heat transfer fluid. And so that's really the key differentiator between our technology and previous generations, is the use of sodium as the HTF, and the fact that enables, unlocks the modular tower design. And it's really that modularity that delivers the cost performance risk benefits that we see.

Guillermo Sierra

As we thought about it from our perspective at Nabors, the combination of the scalability, the modularity in the sodium loop, that actually fixes some of the fundamental issues that any of the previous technologies have (inaudible) deployment. And when we saw the results of the plant that's synchronized with a grid and demonstration scale that Craig and became synchronized back in 2018 and we saw the operating results for the three years that operated, we really saw the power of this new system, right? I mean, there is a fundamental shift in economic and efficiency out of these new this new approach. It's kind of an evolutionary approach; this technology that was fascinating.

Nicholas Clayton

Yeah, that's really interesting. And looking further into that sort of the business side of each project, it appears that Vast takes the largest chunk of their revenue per project, at sort of the construction stage, with smaller recurring annual revenues coming from software and fees over time. Do you aim to position Vast to be taking in mostly recurring revenues at some point, or should we expect its revenue to mostly follow the pace of new projects getting developed over time?

Craig Wood

Over time, as we do more and more projects, I think it'll transition. So certainly, your observation that at least initially we'll be focused on being an OEM, a supplier of solar arrays into the projects that we develop. That is accurate. And the ability to take a sensible margin for supply of those components is important to Vast because it means that we'll be moving into a world where we're cash generative pretty early on. Over time, as you've identified, the OEM revenues, sorry the (inaudible) I should say, operations and maintenance revenues. They will build steadily. The reality is that we are the world leaders in the use of sodium in CSP, and the procedures for operating the plant in a safe and effective fashion are the procedures that we have developed and perfected at our 1.1-megawatt demonstration plant that was grid connected and ran for 32 months down here in Australia.

So, we do believe that we need to be involved in the O and M. It's not as lucrative of business as OEM supply, but as you've identified, it is an annuity business. And so over time, we expect that that will build. If you look at value over the life of project, it is also a pretty valuable earning stream as is the OEM revenues, but obviously, it takes time for that to compound up. So, the long way of saying the mix will change over time and obviously, having a nice blend of annuity revenue streams, as well as more lumpy stuff that's linked to projects, I think is a sensible thing to be doing.

Nicholas Clayton

Yeah, and I think something that a lot of investors are sort of watching with a tiny bit of concern when it comes to any new technologies is just having enough capital to make things work, but I thought it was interesting to point out and I'd love to hear more detail on the way that Vast has actually secured a great deal of state support from Australia for its projects. So, can you talk about some of that support you've gotten and some of the upcoming projects and how that de-risks some of your next steps here?

Craig Wood

Different countries do this stuff in different ways, but ultimately, the approach of the Australian government and it's bipartisan, and it's been consistent now for more than a decade, the approach has been to really look at helping to bring technologies through and then to the extent that it's needed, also assisting with the first deployments, the first commercial deployments through the form of whether it be grant funding or subsidized finance. So, the way that's worked practically for Vast is that we've had a more than 10-year relationship with an organization called the Australian Renewable Energy Agency or ARENA. It's similar to the (inaudible) in the U.S., from what I understand.

ARENA has, they've put funding into Vast projects and most notably the demonstration project. But that relationship is now set to continue through into VS1 and SM2. So, talking about VS1, in particular, ARENA has approved grant funding of up to Australian dollars, $65 million, to put into VS1 and that sits alongside a separate concessional financing or concessional debt arrangement that's been announced from the federal government. So not ARENA but a different part of the government of up to $110 million dollars. So, there's essentially $175 million Australian dollars of funding support available from the Australian government. Alongside that, Vast needs to put in $45 million Australian of equity, and that's one of the largest uses of proceeds of the process that we're currently working our way through.

If I turn quickly to the methanol project, that's a slightly different arrangement. So last year, the Australian and the German governments actually created a program called HyGATE the Hydrogen German Australian Transition Initiative. And that was really a--it's a funding opportunity that's designed to take demonstration scale projects and get them built, that use Australian renewables to create fuels that can then be taken to Germany and used to partly fuel the German transition. We applied to that program and was successful, and we've received funding of up to $40 million Australian dollars, so $20 million from the Germans, and $20 million from the Australian government.

Alongside that money, we obviously have to put in equity. So, we announced about six weeks ago, German energy trading company called Mabanaft are looking at taking 50% of the equity in the methanol project and potentially (inaudible), and we're still working to confirm the final source of the funding for the last $20 million. So back to your question, yes, we've received extensive support from the Australian and the German governments, but that support is really very carefully targeted and calibrated given the nature of the projects that we're delivering.

Guillermo Sierra

And when we thought about it from our side, for what it's worth, it's kind of interesting, right? Because you've had a company been funded for 13 years of funding from solar, as well as a number of governments, really, in getting to where they are today. Governments continuing to support the effort to build reference utility scale systems, and then effort that all of us are putting, not only Vast, but also with the support of Nabors, to figure out a way to help continue the development for new projects, whether it be in the United States because of Nabors' presence here and potentially our economics, or further into Middle East and other markets where Nabors and Vast are present where the sun makes sense, where the weather conditions make sense for some of these things to develop.

A key is making sure that over the future, you not only kind of get FID and COD on the projects in the current pipeline, but you're continuing to feed the pipeline with projects as fast as you can leveraging the Nabors' platform as we got to some extent.

Marlena Haddad

Great. And I'm interested to hear how CSP compares to traditional solar or wind. In terms of where the plants can be built, what are the ideal locations for your designs?

Craig Wood

There's a science-based answer and then there's a Google Maps based answer. The simplest way to think about it, if you get on Google Maps, and you open it up and you put it on satellite view, and it's red, orange or yellow, generally speaking, CSP wins in terms of long duration storage provision in those locations. If it's green, blue, or white, CSP loses, and there are other technologies that are going to be better. In the context of the U.S. in particular, most of California, Nevada, New Mexico, Arizona, and certainly West Texas, they are target locations that we'll be building in.

In terms of the suitability of the site's, PV, you can pretty much throw it up anywhere. Those utility scale plants are relatively--they're quite flexible in where they can go. We have slightly more nuanced siting criteria, in particular, because we need to drive many hundreds of thousands of piles a couple of meters into the ground. We do need to make sure that the soil is not too rocky, but we're relatively flexible other than that constraint. So not too hilly, not too rocky, near a transmission line, and certainly great sunshine. Those are the sorts of things that we're looking for.

Marlena Haddad

And just going off of that, you've listed the Middle East and North America as your next priority regions for international expansion. Are there any other criteria that you look at, aside from what you just mentioned, or what makes the conditions that are attractive for those projects?

Craig Wood

The Sunbelt countries are really the target for CSP. If you go and look at any of the integrated energy forecast, whether it's from the IA or Arena to a greater or lesser extent, all of those Sunbelt countries end up with CSP built at some point, for electricity provision, but then obviously, increasingly heat as well as the green fuels. Those end up being all attractive markets. The reason why we're prioritizing Australia, the U.S. and Saudi is really just bandwidth. The opportunity that's in front of us in terms of the market potential is simply enormous. And really the challenge for us as a business will be, how do we scale as quickly as we can, but making sure to be able to deliver with the precision that we need in order to build the plants so that they work reliably? And then obviously, we'll take the financial rewards that naturally flow from that.

I was talking to some people of earlier today, Australia is an obvious one for us. It's our home market. The reality is the U.S. is next because it's our new home. And the requirement for electricity, as well as green fuels and the incentives provided by the Inflation Reduction Act are really significant, so that's why we like the U.S. The Middle East and Saudi are similar, but a little different. So, in those markets, yes, there's a need for electricity. Yes, there's interest in green fuels, but particularly in Saudi, there's a really important requirement around desalination and the ability for our technology to provide heat to power desal, is very interesting. Each of those markets, the U.S, and Saudi, the broader Middle East, they're going to be enormous. And that's the other part of it, that's leading us to think about those markets in that way. It's a great place to be, great sunshine, supportive environment, and just a huge opportunity. So that's why we're focused there.

Guillermo Sierra

And Marlena, one of the things that we didn't ask for particularly so far, relative to your question relative to PV, I think on the one hand, PV produces power for 30% of the day. So, this is effectively a battery that charges itself during those 30% of the day so it can produce the next 60% of the day, if you will. That's one way to think about it. If you build PV, which is a very cheap source of energy during those 30% of the day only, you have two options. You pair with CSP, or you go pair with thousands and thousands of lithium batteries, which utility scale is probably not the right answer.

And so, whether it be because you need the storage, or it be because you need the heat, to Craig's point, desalination for the Middle East, hydrogen fuel production, Middle East and U.S., or just simply for dispatchable power in the U.S., especially when combined with our economics in the United States for storage, it's just the two markets that are really in the money for us. And therefore, high priority, apart from the fact that Nabors, as you know, big presence on both sides, so easy to leverage our platform, if you will, to help support some of these developments.

Marlena Haddad

And then, how does the supply chain for the materials in a CSP plant compare to that of solar panels or wind turbines? Has Vast been impacted by some of the same material shortages?

Craig Wood

Marlena, it's an excellent question and the short answer is, it's very different and no, we've not been impacted. So, you could call CSP, dumb, in that all we're using is things like glass and steel and concrete, very low-cost materials. That's on purpose, right? Because if you use low-cost materials, and you're smart about your designs and how you manufacture those, you end up with very low-cost plants and that's really one of the key things that's right at the core of our design philosophy. We don't have issues around the sort of rare earth and some of those constraints. We don't have issues around unethical mining practices to source cobalt. We don't have issues around some of the labor conditions that some of those issues have been raised around PV panels. So, we just don't have those challenges.

I would say that, obviously, we've not been immune from some of the spikes that have come through on price for a number of those commodities in the post-COVID world. But we are seeing all of those issues sort of recede back to more normal level, and so we're not really seeing those challenges.

Nicholas Clayton

Great. So, we just so happened to have spoken to two other Australian companies that are doing SPAC deals over the past month. So, I was interested just to know, I mean, what makes SPACs particularly attractive means of accessing capital, rather than, say, going into the ASX or a regular way of IPO in the States?

Craig Wood

From our perspective, the reason we ended up looking offshore for capital was really a couple of things. So, the reality for the companies like ours in Australia, where we do need a significant amount of funding, is that the market here, the capital markets are relatively shallow. And so, it's not uncommon for Aussie companies to end up looking at certainly, North America or Europe or both as sources of growth capital. So, that's the sort of why not the ASX question.

As to why the SPAC, that's an interesting question. So, I think were we not to be doing the deal that we're doing with NETC, and most importantly, with the Nabors' backing, I'm not sure we would end up in a SPAC world. But certainly, the reason that we find this deal attractive is because, obviously, it gives us access to the capital that we need, which is important. But it also comes along with the benefits of being able to work with the Nabors' guys. We've signed agreements with them around sharing some services that we're going to be able to access. We're going to be looking at technical cooperation and development of a couple of areas that are really important. There's just massive capacity within the Nabors' network.

A good example is the JV that Nabors have with Saudi Aramco that provides really exceptional access into the kingdom. And it's those sorts of relationships and the capacity that just existed within Nabors' global organization, I think makes that particular partnership interesting.

Guillermo Sierra

Listen, when we started making investments from Nabors' standpoint into energy transitions, minority investments transition a few years ago, we were going on the theory that having a global platform with actually operating assets across the world, engineering capacity, automation, robotics, engineering, software, all of those capacities would be helpful leverage in helping companies and new companies and new technology scale up, right? We're going under that theory.

So far, we've made investments into several companies, close to 10 companies in the energy transition space within our ventures group and the SPAC idea worked, right? To some extent, we were able to find a partner that was willing to partner with us at a very attractive entry price, from a value standpoint, because of the access to the platform, the scale of platform. We're not three dudes that lapped up an $8 million, right? We are not. We are corporate, right? To us, this matters. To us, it's fundamental to our strategy for long-term investments into new sources of energy. This is not a fad. We're not we're not trying to flip economics if that makes sense. There's this fundamental difference of what we're seeking in some of these investments as a corporate back to energy SPAC.

Nicholas Clayton

Great. And that's actually what I wanted to get into next, is a little bit of your process in this just because of course, Nabors has its finger on the pulse of energy all over the globe, and lots of different means and methods there too. But just in terms of developing an evaluation for Vast, given that there's plenty of listed renewable energy companies but very few that have the kind of focus on CSP. So, just how did you go about assessing that valuation? What do you think are some of the key metrics to look at, some of the key differentiators there?

Guillermo Sierra

Responsibility. We have to execute responsibly. Listen, it's much easier for Nabors to get comfortable losing a relatively small investment into a founder, than to execute irresponsibly. To us, this is, like I said, it's not really necessarily about what we're doing. It's about the fact that this investment is fundamental to what we want to invest in scale and grow and grow within and through, create strategic options for us to grow in the future. And that starts with things like the seller and us need to be committed, right? There's no money leaving the table. That was important to us. We need to make sure that we're aligned. That's one, right?

We need to make sure that the entry point, relative to the size of the addressable market, I invite you to be the proxy. To some extent we feel like it's a very attractive entry point into technology that have a very big market. We wanted to make sure that for the capture of that, one of the key ways of capturing that is making sure that you start. You start small. You start at the right price, that your management team is incentivized long-term and not taking money off the table, that the seller is willing to come in with you. All of these things played a part in our decision-making process. And we think all important relative to what we did here, because again, Nick and Marlena, I don't think I can say this more, this matters to us, because it's part of who we want to keep being and evolve through and grow through and create options for us, right? This is to our business, not just an investment, if that's fair.

Nicholas Clayton

Oh, totally. And getting to some of the ongoing work with this transaction and getting it to a close, you announced that announcement, that you'd be working on gathering more capital towards a $35 million PIPE. Just how are those discussions going and what is the PIPE market like these days?

Craig Wood

So, the true PIPE market I think is still quite challenging. What we've been focusing on is having a number of conversations, really was strategics, around partnerships where they would put fresh capital into Vast and we would agree arrangements with them too, whether it be co-develop projects in particular locations, or whether it be to develop projects that provide offtake of certain things, green methanol, PSAF, those sorts of things. So, both conversations are progressing. Unfortunately, Nick, I'm not in a position to make any announcements at this stage, but we are, as you can probably understand, pretty keen to do so. And we expect to be in a position to say some more about some of those discussions over the next several months.

Guillermo, have you got anything else to add in terms of the recent discussions you've been having in the market?

Guillermo Sierra

No, I mean, I agree with you. I think strategic capital is important. I think us and the seller participating is helpful. I continue to hope and expect and believe that the SPAC market hopefully starts looking better for the (inaudible). And over time, some of those dynamics have challenged the market, start changing, right? I mean, SPACs are important because especially with something like energy transition. Listen, guys, climate matters. Getting to net zero, decarbonizing, all this matters. And when you're caught into markets that get broken for other reason, it affects companies that really should be expanding their technology and helping (inaudible) get to where we actually need to go. And so, we're hoping that the market starts getting better, (inaudible) are getting better. We're hoping for the better. I think the market is starting to feel different and we're hoping it holds up. We'll see.

Marlena Haddad

Definitely. And so how much capital does Vast expect that it will need in order to hit its goals with its upcoming projects?

Craig Wood

So, Marlena, buried in the documentation that's been filed with SEC, you'll find as a condition to a SPAC closing of $50 million net cash, so net of cost, we need to end up with at least $50 million on the balance sheet. It's called the minimum net cash for reason. That will be very tight to get us to where we need to go. And certainly, on targeting securing more capital than that into the structure. The expectation that we are working towards is that the raise that we complete now will be sufficient to allow us to get through the VS1 and SM1 processes, to the point where we're then able to trigger FID on subsequent projects and start to bank the margin that comes from the OEM sales of equipment into those subsequent projects. So that's the target, is to raise sufficient now that we really don't need to go back and tap the markets, other than for equity capital into subsequent projects. But that's really a separate discussion. That'll be project by project and there are various options, whether that be equity raised through Vast or sidecar vehicles, or frankly, just bringing in additional equity partners into those projects, because they're just separate project financing opportunities.

Guillermo Sierra

And I do have to brag on Craig's team. I mean, they've done so much for so many years. I mean, the team is really, really disciplined on how they spend capital. And that obviously, hopefully reflects to what we can create with this $50 million.

Marlena Haddad

And what other benefits do you expect to gain by partnering with the Nabors teams specifically?

Craig Wood

I’ve already mentioned it. There's a couple of agreements are in place around shared services and technology development. On the shared services side, just to give you a few examples, I mean, we've already had significant dealings with a number of the different groups within Nabors. We've had some of their senior patent attorneys down here visiting with us. We've had really significant support in terms of preparing all of the necessary information for the SEC filing, so that part's going really well and it's very active already.

On the technology front, the Nabors' guys inside their business have got really deep expertise in robotics, automation, data handling, central data monitoring. And a lot of those areas, we've got good skills as well, but there are certain things and quite discreet projects where there will be opportunities to work with the Nabors' guys and leverage some of those capabilities. So, they're the two to agreements. I think the other thing that's really important is the depth of the organization across the world that Nabors has, right?

So, I've mentioned previously, the Aramco relationship, but the reality I think, Guillermo, you can correct me if I'm wrong, but I think there's 15 countries in which Nabors operates. At the moment, Vast as operations in one. We're very soon to have operations in two, but that's a long way from 15. So, there's a significant benefit in having a big brother, even though at some point, the Nabors guys are going to need to kick their teenager out of the house, and we'll need to stand on your own two feet.

Marlena Haddad

And so now that companies like yours are finding ways of combining multiple types of renewable energy technology into single projects, what's the most exciting thing that you see coming that people aren't talking enough about?

Craig Wood

Marlena, that's a good question. I think the most interesting opportunity is actually in the green fuel space. The way we think about that, if you step away from green fuels, and just think about refineries, right, just a standard refinery that we've evolved over however many, 100 years, to be an incredibly efficient production mechanism. At its core, what a refinery does is it takes a bunch of chemicals, it takes a bunch of heat, and a bunch of electricity, and it uses different reaction vessels that essentially end up being imbalanced, a chemical balance and energy balance, to produce different stuff. I think a lot of the hydrogen discussion that has occurred so far has really been focused on electricity powering hydrogen. But what we're finding through our work on the methanol project, and increasingly as we look at PSAF, is that, depending on the various technologies you use inside the refinery itself, you end up with a different requirement for electricity and heat.

Our system, because it can deliver heat at a very low cost, what that means is the primary energy source, if you're able to configure the blocks inside the refinery, to maximize the amount of heat that you use, and minimize the amount of electricity, in total, that means that the overall energy cost ends up being lower than it does if you use electricity alone. And so, I think that as we move forward, and as people get more mature in their thinking about how you make hydrogen and all of its derivatives, I think that solar refinery concept is something that people are going to tweak to. What that means is that you end up with, as you were alluding to, integrated power sources. And typically, we would expect that to look like PV for daytime, CSP for nighttime, batteries to smooth out the PV and then you get into questions about whether it also makes sense to incorporate some wind. And then there's some other questions around some of the longer duration storage technologies.

And again, some of the Nabors' investments that they've made around transition, particularly on the geothermal, there's some interesting stuff to look at there as well. But that primary energy I think is the interesting part. 70% roughly of the cost of efuels is the energy source. So, if you can configure the plant to use cheaper energy, that obviously means you end up with cheaper fuels and a quicker transition.

Guillermo Sierra

Marlena, that is a super interesting question. And the following statement has nothing to do with Vast, other than the fact that I'm very excited that Vast is a big part of it. The way I think the future ends up being created is you're going to have big energy, and you're going to have, to your point, makes your PV, CSP, geothermal, wind and batteries kind of producing at their most efficient time, converting and creating heat, energy power, hydrogen, support for data centers, fuels, all of the above. And this is going to run in the most market efficient--it's going to be really cool when we start creating and we start combining all of these technologies, and producing what the world needs because the world doesn't only need energy, it needs fuel. It needs synthetic fuel. It needs all of the above. Right? And I think that's what I see the future looking like, and I'm super excited that some of our geothermal stuff, Vast and all of the above, some of our storage investments, are hopefully going to be a big piece of this and it's really exciting. It's really cool.

Important Information for the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Vast Solar Pty Ltd (“Vast”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (File No. 333-272058) (the “Registration Statement”), which includes (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed business combination and (ii) a preliminary proxy statement of Nabors Energy Transition Corp (“NETC”) to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement. NETC and Vast also have filed and plan to file other documents with the SEC regarding the proposed business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors Industries Ltd. (“Nabors”), Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed business combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 22, 2023. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2022, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks will be set forth in the section titled "Risk Factors" in the proxy statement/prospectus that will be filed with the SEC in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 22, 2023 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.